Carl V. A. Murray

EXPERIENCE

CorneaCare, Inc | Co-Founder & COO   2019-Present

Alto-Palo, LLC | Partner & COO   2015-Present

- Project management
- Business development
- UX Designer

Art Frankly, LLC | Partner & CMO   2016-2019

- Fostered partnerships with major organizations within the arts
- Managed our development team
- Developed the first global MLS for space in the art world (studio, gallery, event / exhibition)
- Designed Art Frankly's website & marketing materials

Buchbinder & Warren, LLC   New York, NY

Lead Project Coordinator / Technology Lead   2009-2015

- Leader of the green initiatives program
- Project manage and budget multiple capital improvement projects every month
- Design, drafted layouts, and managed renovations for over 500 apartments
- Company Real Estate Website: Project managed, worked with design team, and programmers: Launched 8/1/2013
- Creation of the green initiative program

Tools
- Sketch, AdobeCS, Git, Autocad, Microsoft Suite

Design Skills
- Mobile design, UX/UI design, prototype design, web design, branding.

Development Skills
- HTML, CSS, Javascript, JQuery, Bootstrap

Platforms
- Angular 2, Angular 4, Wordpress, Ruby, Yii, ReactJS

EDUCATION

General Assembly   2017
Front-End Web Development

Syracuse University   2005-2009
Architecture

The Hotchkiss School   2002-2005